WILLIAM G MONTGOMERY
MARICOPA COUNTY ATTORNEY

Scott Blum
Deputy County Attorney
Bar ID #: 021680
301 West Jefferson, 8th Floor
Phoenix, AZ 85003
Telephone: (602) 506-1145
mcaoctd@mcao.maricopa.gov

MCAO Firm #: 00032000
Attorney for Plaintiff

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA
COUNTY OF MARICOPA, RCC-DOWNTOWN

THE STATE OF ARIZONA,

     Plaintiff,

vs.

MATTHEW SCOTT KOLKER,

     Defendant.

CR 2017-145809-001

DIRECT COMPLAINT

SUMMONS

A Direct Complaint has been filed in this Court against you, MATTHEW SCOTT KOLKER, charging that in Maricopa County, Arizona the crime has/have been committed:

COUNT 1: (13-1602A1) CRIMINAL DAMAGE, A CLASS 4 FELONY committed on October 5, 2017,

YOU ARE HEREBY SUMMONED to appear before this Court to answer the Direct Complaint at 175 W. Madison, 3rd Floor, Phoenix, AZ 85003 on **AUG 21 2018** _____ at the hour of 8:30 a.m. to check in. You will either be directed to complete your paperwork for your hearing, provide proof of your fingerprints or meet with Pretrial Services (as necessary). Please recognize that public seating at the courthouse is limited. Be prepared because it may be necessary to stay at the court all day. Requests for reasonable accommodation for persons with disabilities must be made to the division assigned to the case by parties at least three judicial days in advance of a scheduled court proceeding and may be done by calling (602) 506-8575. Requests for an interpreter for persons with limited English proficiency must be made to the division assigned to the case at least ten judicial days in advance of a scheduled court proceeding.

FAILURE TO APPEAR WITHOUT GOOD CAUSE AS SUMMONED WILL PLACE YOU IN CONTEMPT OF COURT AND A WARRANT WILL BE ISSUED FOR YOUR ARREST.



GIVEN UNDER MY HAND AND SEAL of the said Court on ________________ by order of the Court.

CHRIS DEROSE
CLERK OF THE SUPERIOR COURT

By ______________________________
Deputy Clerk

MATTHEW SCOTT KOLKER
2700 U Street
Sacramento, CA 95818
Phone: Primary (916) 802-2390

COPY

JUL 26 2018

COURT SEAL

CHRIS DEROSE, CLERK

DEPUTY CLERK

OFFICER'S RETURN

I CERTIFY that

☐ This summons was served by certified mail, receipt attached,
☐ I personally served this summons
☐ I personally attempted to serve this summons

on ______________________________ at ______________________________
(Defendant) (Date/Time)

at ______________________________ Arizona.

If not served, reason: ______________________________

Officer Serving Summons ______________________________

TO BE COMPLETED BY OFFICER TAKING FINGERPRINTS & PHOTOGRAPHS:

Case No. ____________ Date: ____________ Time: ____________

Location: ______________________ Officer: ______________________

EXTRADITE: Arizona Only
SB:og